CHINA MARKETING MEDIA HOLDINGS, INC.
RMA 901, KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, People’s Republic of China

November 18, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Mr. Andrew D. Mew – Accounting Branch Chief

Re:	China Marketing Media Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Quarterly Period End June 30, 2011
Filed September 22, 2011
File No. 000-51806

Ladies and Gentlemen:

The following responses address the comments by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in a comment letter dated October 28, 2011 (the "Comment Letter") relating to the Form 10-K for the fiscal year ended December 31, 2010 (“2010 Form 10-K”) of China Marketing Media Holdings, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter, or why the Company believes that no changes to its disclosures are necessary. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 2. Summary of Significant Accounting Policies, page F-10

Basis of consolidations, page F-10

1.
Please refer to comment seven in our letter dated September 6, 2011 and your related response dated September 21, 2011.  You now state you inadvertently and incorrectly identified CMO as a VIE in your prior response.  We note you also identified CMO as a VIE in your Form 10-Q for the quarter ended March 31, 2011 as well as your Form 10-Q for the quarter ended June 30, 2011 filed on September 22, 2011.  As such, we reiterate comment seven in our letter dated September 6, 2011.  Please expand your disclosure to include the principles followed in determining the inclusion or exclusion of subsidiaries in the consolidated financial statements.  Please address all significant judgments and assumptions made in your analysis.  Tell us how your fact pattern specifically relates to the guidance you follow.  See FASB ASC 235-10-50 and 810-10-50.

Securities and Exchange Commission

November 18, 2011

Response:

We will amend the Form 10-Q for the quarter ended March 31, 2011 and June 30, 2011 to correct the basis of consolidation. Please refer to our response to Comment 2 about the accounting treatment of CMO.

Note 6. Related Party Transactions With An Affiliate, page F-20

Restrictions on transfer of assets out of the PRC, page F-19

2.
We note your response to prior comments three, four and five of our letter dated September 28, 2011.  Your response indicates you have the rights to participate in and approve all strategic decision making, manage daily operations, hire employees and incur the economic benefits and burdens of CMO.  These rights appear to identify you as the primary beneficiary and give you control over CMO, however you now assert CMO is not a variable interest entity.  Please tell us how you concluded CMO was not a variable interest entity.  Further, please advise us of the specific accounting literature you are relying on to account for your consolidation of the operating results and assets of CMO.

Response:

We have combined our responses to your comments 1 and 2. Further to your comments 1 and 2 above, we would like to clarify again that CMO is not a VIE. Under ASC 810-10-15-12, CMO is not qualified as a VIE as it is a governmental organization. In fact, CMO’s revenues and expenses are included in our operations under the terms of the management contract which is, effectively, an operating lease. This basis of accounting has been previously reviewed by SEC in relation to our Form 10-SB in 2008 and mentioned in the previous response letter.

Indeed, we have included revenues and expenses of CMO on a gross basis rather than a net basis according to ASC 605-45 in our consolidated financial statements. All indicators of gross revenue reporting are met according to ASC 605-45. Also, every indicator of net revenue reporting seems to show that net revenue reporting is inappropriate. Below we listed each indicator to be considered as to provide an adequate basis for grossing revenues and expenses.

Indicators of Gross Revenue Reporting from ASC 605-45:

•	The company is the primary obligor in the arrangement.
•	The company has general inventory risk (before customer order is placed or upon customer return).
•	The company has latitude in establishing price.
•	The company changes the product or performs part of the service.

Securities and Exchange Commission

November 18, 2011

•	The company has discretion in supplier selection.
•	The company is involved in the determination of product or service specifications.
•	The company has physical loss inventory risk (after customer order or during shipping).
•	The company has credit risk.

Above indicators compared with terms in the Operation and Management Right Agreement between CMO and Shenzhen Media Investment Co. Ltd., or Shenzhen Media, dated October 23, 2003 (the “Agreement”):

•	The company is the primary obligor in the arrangement.

The primary obligor is the party responsible to the customer for providing service that is the subject of the arrangement.  In substance, the primary obligor is the party the customer will look to for fulfillment and for ensuring its satisfaction.  According to the Agreement:

Party A (CMO) contracts all the business, operation and management right to Party B (Shenzhen Media, a subsidiary of CMKM). The term of this contract is ten years. (from November 1, 2003 to October. 31, 2013.)

Guarantee clause. In order to prevent any loss of the state-owned assets, Party B agrees to pay a one-time deposit of RMB 10,109,300 (equal to RMB 1,010,930 per year x 10 years) to obtain the contractual right of contracting all the business, operation and management right of Party A (according to No.007 (2003) assessment report of Henan Shi Ji Lian He accountants’ office).

Above two provisions prove that Shenzhen Media, not CMO, has significant risks and rewards in the transaction, which indicates that it is at risk for the full amount of the contract, not just a commission.  Therefore, according to ASC 605-45-45-4, CMKM is the primary obligor in the transaction contemplated by the Agreement.

•	The company has general inventory risk.

General inventory risk is the risk normally taken on by a company that buys inventory in the hopes of reselling it at a profit.  In our case, general inventory risk exists because the customer (magazine distributing agency) has a right of return and Shenzhen Media will take title to and assume the risks and rewards of ownership of the product if it is returned by the customer. As to all returned magazines will be booked to losses to Shenzhen Media, Shenzhen Media bears all inventory risk. (ASC 605-45-45-5).

•	The company has latitude in establishing price.

Securities and Exchange Commission

November 18, 2011

When a company has reasonable latitude to establish prices for the products and services, it is an indication that the company is acting as a principal, rather than as another company’s agent (ASC 605-45-45-8).

According to the Operation Agreement, the operation and management rights for Party B that contracted from Party A include:

Right of strategic decision-making and contracting with external parties in aspects of investment, joint venture, cooperation and contracting.

Since Shenzhen Media has the right of strategic decision – making and contracting with external parties, Shenzhen Media has the ability to determine the price at which it sells magazines and advertising spaces in the magazines, i.e., CMKM is acting as a principal.

•	The company changes the product or performs part of the service.

According to the Agreement, Shenzhen Media has, among others:

- Rights to publish, including publishing and printing affairs of all publications, and all other related operations owned by CMO;

- Advertising right, including exclusive right of advertising business of all the publications owned by CMO; and

- Right of strategic decision-making and contracting with external parties in aspects of investment, joint venture, cooperation and contracting.

Above provisions have entitled Shenzhen Media to change the product or perform part of the service.  In addition, these provisions further evidence that Shenzhen Media is fully responsible for fulfillment, potentially making it the primary obligor in the arrangement (ASC 605-45-45-9).

•	The company has discretion in supplier selection.

The rights granted under Section C of the Agreement to Shenzhen Media also evidence that Shenzhen Media has discretion in supplier selection. (ASC 605-45-45-10).

•	The company is involved in the determination of product or service specifications.

A company is primarily responsible for fulfillment, if the company a company must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer (ASC 605-45-45-11).

Securities and Exchange Commission

November 18, 2011

According to the Agreement, Shenzhen Media has:

•	rights to publish, including publishing and printing affairs of all publications, and all other related operations owned by CMO;
•	advertising right, including exclusive right of advertising business of all the publications owned by CMO;
•	right to use intangible assets, such as brand, trade mark, etc.(the ownership of the intangible assets belongs to CMO);
•	right of strategic decision-making and contracting with external parties in aspects of investment, joint venture, cooperation and contracting;
•	right of financial management and the operation of CMO; and
•	right to obtain benefit: all incomes from CMO flows to Party B and Party B should bears all its costs and expenses in connection with the operation and management contemplated by the Agreement.

As a result, Shenzhen Media must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer, which indicate that the company is primarily responsible for fulfillment.

•	The company has physical loss inventory risk (after customer order or during shipping).

In our case, physical loss inventory risk exists because the customer (magazine distributing agency) has a right of return and Shenzhen Media will take title to and assume the risks and rewards of ownership of the product if it is returned by customer.  As to all returned magazines they will be booked to losses to Shenzhen Media and Shenzhen Media bears all inventory risk. (ASC 605-45-45-12)

To sum up, since Shenzhen Media is a wholly-owned subsidiary of CMKM, CMKM is the company and CMO is the supplier in this case.  An evaluation of these indicators shows that CMKM should report revenues on a gross basis rather than a net basis.

CMO is formed as a governmental organization in the PRC and it is not satisfied with the requirement of a VIE under ASC 810-10-15-12. We conclude that we recognize the revenue from this agreement as a principal and report the revenue on a gross basis under ASC 605-45.

Securities and Exchange Commission

November 18, 2011

Form 10-Q for the quarterly period ended June 30, 2011

Balance Sheet, page F-2

3.
We note your response to prior comment seven of our letter dated September 28, 2011.  Please revise your balance sheets to disclose amounts due from affiliates and due to affiliates gross or advise us of the accounting literature supporting your net presentation.

Response:

We have consistently disclosed amounts due from affiliates and due to affiliates on a net basis, when the amounts are related to the same party. Please refer to our response in Comment 4 as below.

4.
Please reconcile the due from affiliates of other companies of $7,215,119 and due to affiliates of Shenzhen New Media Advertising Co., Ltd. of $3,435,678 as of December 31, 2010 reflected in your response to your balance sheet.  In addition please direct us to where you have disclosed the nature and amounts of these related party transactions in the notes to the financial statements included in your Form 10-K for the fiscal year ended December 31, 2010 or revise your disclosures accordingly.

Response:

In accordance with the below table previously described, we have reconciled those amounts to our Form 10-K.
		December 31, 2010
	Per below	US$

Due from affiliates of CMKM’s subsidiaries	(Item 1)	7,215,119
Due to affiliates of Shenzhen New Media Advertising Co., Ltd. #	(Item 2)	(3,435,678)

Due from affiliates, net		3,779,441

The summary of related party receivables at December 31, 2010 is as follows:

	As of December 31, 2010
	Due from	Due to	Due from	Due to
Caption per Form 10-K
	Other subsidiaries of CMKM		Shenzhen New Media Advertising Co., Ltd. #		Per Form 10-K
Related party receivables – affiliates
- Related party A	9,287,090	(2,639,231)	-	(3,627,457)	3,020,402

Related party receivables
- Related party B	366,133	-	-	-	366,133

Long-term investment
- Related party C	201,127	-	191,779	-	392,906

	9,854,350	(2,639,231)	191,779	(3,627,457)	3,779,441
	(A)	(B)	(C)	(D)

(Item 1)   (A) + (B) = $7,215,119
(Item 2)   (C) + (D) = $(3,435,678)

#  Shenzhen New Media Advertising Co., Ltd. was a subsidiary of CMKM in the year ended December 31, 2010.

Hence, the balances due from or due to the same parties are presented on a net basis.

Securities and Exchange Commission

November 18, 2011

In connection with the agreement with CMO as discussed in Comment 2, CMO is a related party to the Company and the Company has generated the following revenue as part of the agreement.

	Years ended December 30,
	2010	2009
Magazine advertising sales generated from CMO, included in total revenue	$9,258,372	$5,066,539

Net income generated from CMO, included in total net income	$5,481,614	$1,741,837

Note 7 – Advance to Unrelated Party, page F-18

5.
We note your response to prior comment 10 of our letter dated September 28, 2011.  You state the shares of Beijing Fuxing Xiaocheng Electronic Technology Stock Co., Ltd. are owned by Mr. Yu Feng through the financial institution Shenzhen Junwei Investment and Development Co., Ltd in the PRC.  Please explain why Mr. Yu Feng did not obtain the bank borrowing himself when he owns the shares pledged.

Response:

We consider Mr. Yu Feng as a potential business partner in the development of a new e-business. We have provided the financial assistance at no fee charge to him whereas Mr. Yu Feng obtained the bank borrowing in lieu of his own collateral. Starting from the second quarter of 2011, an individual cannot obtain the bank borrowing with the pledge of securities held under the tighter monetary policy in the PRC market. Meanwhile, Mr. Yu Feng has commenced the development of a new e-business with the proceeds received from the short-term advances made by us, in which we will anticipate the possible partnership and business relationship with Mr. Yu Feng in the near future.

Securities and Exchange Commission

November 18, 2011

Note 8 – Deposit on Purchase of Real Estate, page F-18

6.
We note your partial response to prior comment 11 of our letter dated September 28, 2011.  As previously requested, please tell us why you are still waiting to receive title to the property or advise us of when you received title to the property.

Response:

Pursuant to the agreement in connection with the purchase of real estate, the property developer will pass the title of the property to the Company by June 30, 2011, depending upon the condition of completion of the real estate project. The property developer has postponed the delivery of real estate property and the Company believes that we will receive title to the property in the next twelve months.

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We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned or Ralph V. De Martino (202-912-4825) or Alec Orudjev (202-912-4842) at Cozen O’Connor, the Company’s legal counsel.

Very truly yours,

/s/ Yingsheng Li
Yingsheng Li
President

Cc:                  Ralph V. De Martino, Esq.
Alec Orudjev, Esq.